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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                                O.I. Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   670841-10-5
                                 (CUSIP Number)

                                 Bruce Lancaster
                                  P.O. Box 9010
                        College Station, Texas 77842-9010
                                 (979) 690-1711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. [NONE]
--------------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      William W. Botts
--------------------------------------------------------------------------------
2.    Check the Appropriate Box If a Member of a Group (See Instructions).
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only.


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions).

      OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization.

      United States of America
--------------------------------------------------------------------------------
  NUMBER OF       7.    Sole Voting Power.              91,188
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.    Shared Voting Power.            0
  OWNED BY        --------------------------------------------------------------
    EACH          9.    Sole Dispositive Power          91,188
  REPORTING       --------------------------------------------------------------
PERSON WITH:      10.   Shared Dispositive Power.       0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person.

      91,188
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11).

      3.1% (1)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions).

      IN
--------------------------------------------------------------------------------
(1) Based on 2,920,824 shares of the Issuer's Common Stock issued and outstanding as of August 2, 2007, as reported on the Issuer's Form 10-QSB as filed with the Securities and Exchange Commission on August 14, 2007.

ITEM 1. SECURITY AND ISSUER.

      No change.

ITEM 2. IDENTITY AND BACKGROUND.

      This Item 2 is amended and restated in its entirety as follows:

      (a)   Name. William W. Botts.

      (b) Residence or Business Address. The residential address of the Reporting Person is 100 Lee Avenue, College Station, Texas, 77840.

      (c) Principal Occupation and Business Address. The Reporting Person is a business consultant for the Botts Company. The principal business address of the Botts Company is 100 Lee Avenue, College Station, Texas, 77840.

      (d) Five Year Criminal Proceedings History. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Five Year Civil Proceedings History. The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship. United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Securities were not purchased. The Reporting Person acquired the shares disposed of through exercises of stock options granted to him under the Issuer's Stock Option Plans.

ITEM 4. PURPOSE OF TRANSACTION.

      This Item 4 is amended and restated in its entirety as follows:

      On June 10, 2005, the Reporting Person sold 4,600 shares of the Issuer's Common Stock in the open market. On April 17, 2007, the Reporting Person used 14,190 shares of Common Stock to purchase an aggregate of 39,000 shares of Common Stock upon the exercise of stock options. On June 21, 2007, the Reporting Person sold 9,500 shares of the Issuer's Common Stock in the open market. On June 29, 2007, the Reporting Person sold 896 shares of the Issuer's Common Stock in the open market. On July 2, 2007, the Reporting Person sold 420 shares of the Issuer's Common Stock in the open market. On July 3, 2007, the Reporting Person sold 5,000 shares of the Issuer's Common Stock in the open market. On July 5, 2007, the Reporting Person sold 961 shares of the Issuer's Common Stock in the open market. On July 6, 2007, the Reporting Person sold 2,000 shares of the Issuer's Common Stock in the open market. On July 16, 2007, the Reporting Person sold 2,000 shares of the Issuer's Common Stock in the open market. On July 18, 2007, the Reporting Person sold 1,000 shares of the Issuer's Common Stock in the open market. On July 19, 2007, the Reporting Person sold 1,507 shares of the Issuer's Common Stock in the open market. On July 20, 2007, the Reporting Person sold 500 shares of the Issuer's Common Stock in the open market. On July 25, 2007, the Reporting Person sold 2,500 shares of the Issuer's Common Stock in the open market. On July 31, 2007, the Reporting Person sold 1,000 shares of the Issuer's Common Stock in the open market. On August 2, 2007, the Reporting Person sold 967 shares of the Issuer's Common Stock in the open market. On August 6, 2007, the Reporting Person sold 201 shares of the Issuer's Common Stock in the open market.

      On September 13, 2007 (the "Closing Date"), the Reporting Person sold 170,345 shares of the Issuer's Common Stock to American International Industries, Inc. ("AMIN") in exchange for One Million Dollars ($1,000,000) and 240,000 restricted shares of AMIN common stock ("AMIN Stock"), in a privately negotiated transaction (the "Stock Transaction"). Pursuant to the Stock Transaction, the Reporting Person entered into a Stock Purchase Agreement ("Purchase Agreement") and Registration Rights Agreement with AMIN whereby AMIN agreed to provide "piggy-back" registration rights to the Reporting Person to register the AMIN Stock. As well, under the Purchase Agreement, AMIN agreed to repurchase, for a period of time commencing on the first anniversary of the Closing Date until the fourth anniversary of the Closing Date, the AMIN Stock from the Reporting Person or his estate at a purchase price of $5.00 per share, subject to adjustment in the event of any stock splits or stock dividends, but excluding the impending 20% stock dividend as announced by AMIN on May 17, 2007 and payable on September 17, 2007.

      Other than as described as described in this Item 4, the Reporting Person does not have any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of
Item 4 of Schedule 13.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 91,188 shares of the Issuer's Common Stock, representing approximately 3.1% of the issued and outstanding shares of the Issuer's Common Stock as of August 2, 2007.

      (b) The Reporting Person has sole voting power and sole power to dispose of 91,188 shares of the Issuer's Common Stock. The Reporting Person does not share voting power nor does he share any power to dispose of any of his shares of the Issuer's Common Stock.

      (c) Item 4 is incorporated herein by reference.

      (d) Not applicable.

      (e) After the Closing Date of the Stock Transaction, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 4 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1         Power of Attorney for William H. Botts

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2007


/s/ Peter Talosig
-----------------
Peter Talosig, Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit 1       Power of Attorney for William H. Botts